FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the month of  December 2003


                             COLT TELECOM GROUP plc
                 (Translation of Registrant's Name into English)


                                 Beaufort House
                              15 St. Botolph Street
                                     London
                                    EC3A 7QN
                                     England

                       _________________________________
                    (Address of Principal Executive Offices)



(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                        Form 20-F..X...    Form 40-F.....



(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)


                              Yes .....    No ..X...


(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- ________)



This Form 6-K shall be deemed to be incorporated by reference in the Registrant's Registration Statement on Form F-3 (Reg. No.333-05972), in the Registrant's Registration Statement on Form S-8 (Reg. No.333-8362)



                     Notification of interests of
                     Directors and connected Persons

1.     Name of Company

COLT Telecom Group plc


2.     Name of Director

Mr Hans Eggerstedt


3. Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that persons spouse or children under the age of 18 or in respect of a non-beneficial interest

Notification is in respect of director


4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Mr Hans Eggerstedt



5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A


6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co. PEP and if discretionary / non-discretionary

Purchase of Shares


7.     Number of shares / amount of stock acquired

12,007


8.     Percentage of issued class

Less than 1%


9.     Number of shares / amount of stock disposed

N/A


10.    Percentage of issued class

N/A


11.    Class of security

Ordinary shares of 2.5p each



12.    Price per share

GBP0.9675p


13.    Date of transaction

10th December 2003


14.    Date Company informed

15th December 2003


15.    Total holding following this notification

19,206


16.    Total percentage holding of issued class following this notification

Less than 1%


If a director has been granted options by the company please complete the following


17.    Date of grant


N/A


18.    Period during which or date on which exercisable


N/A


19.    Total amount paid (if any) for grant of the option


N/A


20.    Description of shares or debentures involved: class, number


N/A


21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise


N/A


22. Total number of shares or debentures over which options held following this notification


N/A


23.    Any additional information


N/A


24.    Name of contact and telephone number for queries


John Doherty: 0171 390 3681


25. Name and signature of authorised company official responsible for making this notification


Mark A. Jenkins
Company Secretary
Date of Notification:   18th December 2003


                                     SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form-6K to be signed on its behalf by undersigned, thereunto duly authorized.



Date: 18 December 2003                                COLT Telecom Group plc


                                                     By: ___Mark A. Jenkins___


                                                     Mark A. Jenkins
                                                     Company Secretary